EXHIBIT 23(i)

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Anadarko Petroleum Corporation:

We consent to the incorporation by reference in the registration statements on Form S-3 and S-8 (No. 33-8643), Form S-3 (No. 333- 161370) and Form S-8 (Nos. 333-152049 and 333-161367) of Anadarko Petroleum Corporation of our reports dated February 23, 2010, with respect to the consolidated balance sheets of Anadarko Petroleum Corporation as of December 31, 2009 and 2008, and the related consolidated statements of income, equity, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009, and the effectiveness of internal control over financial reporting as of December 31, 2009, which reports appear in the December 31, 2009 annual report on Form 10-K of Anadarko Petroleum Corporation.

/s/ KPMG LLP

Houston, Texas

February 23, 2010